PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF EURASIA ENERGY LIMITED (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON THURSDAY, JULY 11, 2013, starting at 2:00 P.M., (LOCAL TIME IN ANGUILLA, B.W.i.), AT 294 HEYWOOD HOUSE, ANGUILLA, BRITISH WEST INDIES AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints Nicholas W. Baxter, a director of the Company, or failing this person, Gerald R. Tuskey, a director of the Company, or failing this person, Graham Crabtree, Chief Financial Officer of the Company or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxy holder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _____________________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:

		For	Against	Withhold

1.	(a) To elect Nicholas W. Baxter as a director	❒		❒
	(b) To elect Gerald R. Tuskey as a director	❒		❒
	(c) To elect Roger Thomas as a director	❒		❒
2.	To appoint Peterson Sullivan LLP as the auditor and to authorize the directors to set the auditor's remuneration.	❒		❒
3.	To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since January 1, 2012.	❒	❒
4.	To approve any other business that may properly come before the meeting as the proxyholder, in his/her sole discretion, sees fit.	❒	❒

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: _______________________________________    Date: ____________________________

(Proxy must be signed and dated)

Name: _________________________________________    ________________________________

(Please Print)                                                                            Number of Shares Held

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of Nevada Agency & Transfer Company by mail or by fax no later than 48 hours preceding the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to its commencement. The mailing address of the Nevada Agency & Transfer Company is Suite 880, 50 West Liberty Street, Reno, Nevada, 89501, and their fax number is (775) 322-5623.

1.	If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.

2.	If the shareholder's securities are held by an intermediary (e.g. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions, please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3.	If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxy holder’s name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxy holder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxy holder only has the discretion to vote or not vote for such nominee.

4.	If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees named by management as proxy holder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxy holder will vote the securities as if the shareholder had specified an affirmative vote.

5.	The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxy holder, in its sole discretion, sees fit.

6.	If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7.	This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If an attorney executes the Proxy for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8.	To be valid, this Proxy, duly dated and signed, must arrive at the office of the Transfer Agent of the Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.